SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



10015418

18 March 2010

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of two sets of our Company's announcements both dated 17 March 2010 which we released to The Stock Exchange of Hong Kong Limited on 17 March 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

3/24

E:\bryant\Bermuda\SL Asia\Annual Report\2009\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Monday, 24 May 2010 to Wednesday, 26 May 2010, both dates inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 17 March 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post."


RECEIVED
2010 MAR 23 P 12: 15

Exemption File No.82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

2009 FINAL RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the audited results of the Company and its subsidiaries (the "Group"), and associates for the year ended 31 December 2009. These results have been audited by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants and reviewed by the Audit Committee of the Board.

The consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2009 increased to US$255.5 million (US8.89 cents per share) from US$165.9 million (US5.76 cents per share) in the last year.

The Board has recommended a final dividend of **HK6 cents** per share for 2009 (2008: HK10 cents per share) payable to the Company's shareholders whose names appear on the registers of members of the Company on Wednesday, 26 May 2010. With the interim dividend of HK6 cents per share (2008: HK14 cents per share) paid in October 2009, the total dividend for 2009 is HK12 cents per share (2008: HK24 cents per share).

Subject to shareholders' approval of the payment of the final dividend at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on Monday, 7 June 2010.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Year ended 31 December	
		2009	2008
		Audited	Audited
Sales	*US$'000*	**1,230,033**	1,353,271
Profit attributable to the equity holders of the Company	*US$'000*	**255,499**	165,940
Earnings per share	*US cents*	**8.89**	5.76
Dividend per share	*HK cents*	**12**	24
Return on Equity (Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company)		**6.2%**	4.2%
EBITDA (earnings before interest, tax, depreciation, amortization and non-operating items)	*US$'000*	**294,711**	488,838
EBITDA Margin (EBITDA/Sales)		**23.96%**	36.12%

Consolidated Balance Sheet

		As at 31 December	
		2009	2008
		Audited	Audited
Total equity	*US$'000*	**4,545,297**	4,251,388
Net assets attributable to the Company's equity holders	*US$'000*	**4,229,505**	3,953,331
Net borrowings (total of bank loans and overdrafts less cash and bank balances)	*US$'000*	**1,844,412**	1,465,259
Net assets per share attributable to the Company's equity holders	*US$*	**1.47**	1.37
Net assets (total equity) per share	*US$*	**1.57**	1.47
Net borrowings to total equity ratio		**40.6%**	34.5%

AUDITED CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2009 US$'000	2008 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**3,976,184**	3,789,324
Investment properties		**675,634**	524,309
Leasehold land and land use rights		**533,376**	520,794
Intangible assets		**94,450**	95,452
Interest in associates		**1,590,397**	1,270,364
Deferred income tax assets		**1,262**	1,117
Available-for-sale financial assets		**4,681**	4,158
Other receivables		**21,802**	3,683
		6,897,786	6,209,201
Current assets			
Inventories		**36,252**	31,805
Properties for sale		**27,921**	–
Accounts receivable, prepayments and deposits	*4*	**128,824**	191,108
Due from associates		**34,214**	14,244
Financial assets held for trading		**24,386**	13,326
Cash and bank balances		**665,317**	463,027
		916,914	713,510
Total assets		**7,814,700**	6,922,711
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*5*	**1,943,448**	1,940,997
Other reserves		**1,412,324**	1,334,921
Retained earnings			
– Proposed final dividend	*13*	**22,269**	37,090
– Others		**851,464**	640,323
		4,229,505	3,953,331
Non-controlling interests		**315,792**	298,057
Total equity		**4,545,297**	4,251,388

	Note	As at 31 December 2009 US$'000	2008 US$'000
LIABILITIES			
Non-current liabilities			
Bank loans		**2,240,553**	1,889,273
Derivative financial instruments		**44,773**	65,916
Due to non-controlling shareholders		**35,329**	27,012
Deferred income tax liabilities		**216,037**	220,044
		2,536,692	2,202,245
Current liabilities			
Accounts payable and accruals	*6*	**441,787**	404,380
Due to non-controlling shareholders		**5,178**	6,355
Current income tax liabilities		**14,830**	19,330
Bank loans and overdrafts		**269,176**	39,013
Derivative financial instruments		**1,740**	-
		732,711	469,078
Total liabilities		**3,269,403**	2,671,323
Total equity and liabilities		**7,814,700**	6,922,711
Net current assets		**184,203**	244,432
Total assets less current liabilities		**7,081,989**	6,453,633

AUDITED CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2009 US$'000	2008 *US$'000*
Sales	*3*	**1,230,033**	1,353,271
Cost of sales	*7*	**(551,590)**	(551,249)
Gross profit		**678,443**	802,022
Other losses – net	*8*	**(20,778)**	(82,915)
Marketing costs	*7*	**(49,279)**	(45,065)
Administrative expenses	*7*	**(111,311)**	(102,954)
Other operating expenses	*7*	**(445,727)**	(407,923)
Operating profit		**51,348**	163,165
Finance (costs)/gain	*9*	**(24,430)**	12,851
Share of profit of associates	*10*	**270,595**	76,867
Profit before income tax		**297,513**	252,883
Income tax expense	*11*	**(36,767)**	(69,416)
Profit for the year		**260,746**	183,467
Attributable to:			
Equity holders of the Company		**255,499**	165,940
Non-controlling interests		**5,247**	17,527
		260,746	183,467
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	*12*	**8.89**	5.76
– diluted	*12*	**8.88**	5.75
Dividends	*13*	**44,529**	89,213

AUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 31 December	
	2009	2008
	US$'000	*US$'000*
Profit for the year	**260,746**	183,467
Other comprehensive income:		
Currency translation differences – subsidiaries	**77,603**	(32,651)
Currency translation differences – associates	**8,477**	49,383
Other comprehensive income for the year	**86,080**	16,732
Total comprehensive income for the year	**346,826**	200,199
Attributable to:		
Equity holders of the Company	**332,759**	192,202
Non-controlling interests	**14,067**	7,997
	346,826	200,199

AUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company					
	Share capital *US$'000*	Other reserves *US$'000*	Retained earnings *US$'000*	Total *US$'000*	Non-controlling interests *US$'000*	Total *US$'000*
Balance at 1 January 2009	1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
Currency translation differences	–	77,260	–	77,260	8,820	86,080
Net income recognized directly in equity	–	77,260	–	77,260	8,820	86,080
Profit for the year	–	–	255,499	255,499	5,247	260,746
Total comprehensive income for the year ended 31 December 2009	–	77,260	255,499	332,759	14,067	346,826
Exercise of share options – allotment of shares	2,097	–	–	2,097	–	2,097
Exercise of share options – transfer from option reserve to share premium	354	(354)	–	–	–	–
Payment of 2008 final dividend	–	–	(37,093)	(37,093)	–	(37,093)
Payment of 2009 interim dividend	–	–	(22,260)	(22,260)	–	(22,260)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in a subsidiary	–	497	174	671	–	671
Dividend paid and payable to non-controlling shareholders	–	–	–	–	(9,321)	(9,321)
Equity acquired by non-controlling shareholders	–	–	–	–	5,382	5,382
Equity injected by non-controlling shareholders	–	–	–	–	14,370	14,370
Net change in equity loans due to non-controlling shareholders	–	–	–	–	(6,763)	(6,763)
	2,451	143	(59,179)	(56,585)	3,668	(52,917)
Balance at 31 December 2009	1,943,448	1,412,324	873,733	4,229,505	315,792	4,545,297

	Attributable to equity holders of the Company					
	Share capital *US$'000*	Other reserves *US$'000*	Retained earnings *US$'000*	Total *US$'000*	Non-controlling interests *US$'000*	Total *US$'000*
Balance at 1 January 2008	1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences	–	26,262	–	26,262	(9,530)	16,732
Net income/(expenses) recognized directly in equity	–	26,262	–	26,262	(9,530)	16,732
Profit for the year	–	–	165,940	165,940	17,527	183,467
Total comprehensive income for the year ended 31 December 2008	–	26,262	165,940	192,202	7,997	200,199
Exercise of share options – allotment of shares	5,351	–	–	5,351	–	5,351
Exercise of share options – transfer from option reserve to share premium	1,069	(1,069)	–	–	–	–
Granting of share options – value of employee service	–	454	–	454	–	454
Payment of 2007 final dividend	–	–	(44,644)	(44,644)	–	(44,644)
Payment of 2008 interim dividend	–	–	(52,123)	(52,123)	–	(52,123)
Transferred from financial assets held for trading	–	–	(18,785)	(18,785)	(6,735)	(25,520)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries	–	–	(10,994)	(10,994)	–	(10,994)
Dividend paid and payable to non-controlling shareholders	–	–	–	–	(14,384)	(14,384)
Equity acquired from non-controlling shareholders	–	–	–	–	(7,109)	(7,109)
Equity injected and acquired by non-controlling shareholders	–	–	–	–	15,283	15,283
Net change in equity loans due to non-controlling shareholders	–	–	–	–	(453)	(453)
	6,420	(615)	(126,546)	(120,741)	(13,398)	(134,139)
Balance at 31 December 2008	1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). They have been prepared under the historical cost convention except that financial assets, financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

Change in accounting policy

As a result of the 2008 Improvements to HKFRSs, HKAS 40 "Investment Property" has been amended. Under Amendment to HKAS 40 "Investment Property", property that is being constructed or developed for future use as investment property is classified as investment property before construction or development is completed with effect from 1 January 2009. Property that is being constructed or developed for future use as investment property was transferred to investment properties and revalued to fair value determined by an external valuer when its fair value becomes reliably determinable on a continuing basis. Investment property is being reviewed for each financial period and carried at fair value. Changes in fair values are recognized in the income statement.

The adoption of Amendment to HKAS 40 "Investment Property" has no impact on the consolidated financial statements before 1 January 2009 but has the following impact in current financial year.

	As at 31 December 2009 *US$'000*
Increase in interest in associates	202,853
Increase in retained earnings	202,853

	For the year ended 31 December 2009 *US$'000*
Increase in share of profit of associates	202,853
Increase in basic earnings per share (in US cents)	7.06
Increase in diluted earnings per share (in US cents)	7.05

The Group has early adopted the following amended standards for financial period beginning 1 January 2008, which are relevant to the Group's operation and are mandatory for financial year ended 31 December 2010.

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

The following new standards, amendments to standards, new interpretations and the HKICPA's improvements to HKFRS published in October 2008 are relevant to the Group's operation and are mandatory for financial year ended 31 December 2009:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKAS 32 (Amendment)	Financial Instruments: Presentation
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 7 (Amendment)	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation

These new standards, amendments to standards and new interpretations had no material impact on the presentation of the Group's financial statements except as follows:

HKAS 1 Revised "Presentation of Financial Statements" prohibits the presentation of certain items of income and expenses (that is "non-owner changes in equity") in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. Entities can choose to present one statement of comprehensive income or two statements (the consolidated income statement and statement of comprehensive income). The Group has opted to present two statements for the financial period beginning 1 January 2009.

HKFRS 8 "Operating Segments" replaces HKAS 14 "Segment Reporting". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. This will result in the segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The Company presented its segment information on that basis for the financial period beginning 1 January 2009.

The following new standards, amendments to standards, new interpretation and the HKICPA's improvements to HKFRS published in May 2009 are relevant to the Group's operation but are not effective for 2009 and have not been early adopted:

HKAS 1 (Amendment)	Presentation of Financial Statements
HKAS 24 Revised	Related Party Disclosures
HKAS 38 (Amendment)	Intangible Assets
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations
HKFRS 9	Financial Instruments
HK(IFRIC) – Int 17	Distributions of Non-cash Assets to Owners

The accounting policy for properties for sale recognized in the consolidated financial statement of the year is as follows:

Properties for sale are initially measured at the carrying amount of the properties at the date of reclassification from properties under development. Subsequently, the properties are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

3 SALES AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognized during the year are as follows:

	2009	2008
	US$'000	*US$'000*
Sales		
Hotel operation:		
Room rentals	**570,246**	674,247
Food and beverage sales	**515,648**	519,430
Rendering of ancillary services	**81,039**	87,075
Hotel management and related service fees	**26,282**	36,254
Property rentals	**36,818**	36,265
	1,230,033	1,353,271

The Group is domiciled in Hong Kong. The sales revenue from external customers attributed to Hong Kong and other countries are US$203,877,000 (2008: US$258,606,000) and US$1,026,156,000 (2008: US$1,094,665,000), respectively.

The total of non-current assets other than available-for-sale financial assets and deferred tax assets located in Hong Kong and other countries are US$268,630,000 (2008: US$282,040,000) and US$5,032,816,000 (2008: US$4,651,522,000), respectively.

In accordance with HKFRS 8 "Operating Segments", segment information disclosed in the financial statements has been prepared in a manner consistent with the reports reviewed by the chief operating decision-maker that are used to make strategic decisions.

The Group's sales revenue is derived from various external customers in which there is no significant sales revenue derived from a single external customer of the Group. The Group's management considers the business from both a geographic and business perspective.

The Group is managed on a worldwide basis in the following main segments:

i. Hotel operations (hotel ownership and operation)

- Hong Kong
- Mainland China
- Singapore
- Malaysia
- The Philippines
- Japan
- Thailand
- Other countries (including Fiji, Myanmar, Maldives and Indonesia)

ii. **Property rentals (ownership and leasing of office, commercial and serviced apartments)**

- Mainland China
- Singapore
- Malaysia
- Other countries (including Thailand and the Republic of Mongolia)

iii. **Hotel management (provision of hotel management and related services)**

The chief operating decision-maker assesses the performance of the operating segments based on a measure of the share of profits after tax and non-controlling interests. This measurement basis excludes the effects of pre-opening expenses of projects, corporate expenses and other non-operating items such as fair value gains or losses on investment properties, fair value adjustments on monetary items and impairments when the impairment is the result of an isolated non-recurring event.

Segment income statement
For year ended 31 December 2009 and 2008 (US$ million)

	2009		2008	
	Sales *(Note 2)*	**Profit/(loss) after tax** *(Note 1)*	Sales *(Note 2)*	Profit/(loss) after tax *(Note 1)*
Hotel operation				
Hong Kong	**185.0**	**33.2**	233.0	59.9
Mainland China	**523.5**	**9.1**	506.3	95.7
Singapore	**131.5**	**29.7**	176.6	55.1
Malaysia	**98.4**	**7.9**	118.2	10.7
The Philippines	**134.2**	**(6.9)**	153.5	15.6
Japan	**26.7**	**(22.2)**	–	–
Thailand	**31.1**	**(3.1)**	54.5	5.1
Other countries	**36.5**	**(2.8)**	38.6	4.8
	1,166.9	**44.9**	1,280.7	246.9
Property rentals				
Mainland China	**15.4**	**42.4**	13.6	48.3
Singapore	**12.5**	**8.8**	15.0	10.1
Malaysia	**5.8**	**1.7**	6.4	1.8
Other countries	**3.1**	**0.2**	1.3	–
	36.8	**53.1**	36.3	60.2
Hotel management	**72.8**	**6.6**	92.4	25.5
Total	**1,276.5**	**104.6**	1,409.4	332.6
Less: Hotel management – Inter-segment sales	**(46.5)**		(56.1)	
Total external sales	**1,230.0**		1,353.3	
Corporate finance costs (net)		**(4.9)**		(15.4)
Land cost amortization and pre-opening expenses for projects		**(33.6)**		(42.2)
Corporate expenses		**(15.0)**		(17.5)
Exchange gains of corporate investment holding companies		**3.6**		1.2
Profits before non-operating items		**54.7**		258.7

	2009		2008	
	Sales *(Note 2)*	**Profit/(loss) after tax** *(Note 1)*	Sales *(Note 2)*	Profit/(loss) after tax *(Note 1)*
Profits before non-operating items		**54.7**		258.7
Non-operating items				
Fair value gains on investment properties		**271.3**		9.1
Unrealized gains/(losses) on financial assets held for trading		**11.0**		(31.0)
Fair value losses on interest-rate swap contracts		**(11.5)**		(61.1)
Impairment losses of properties for sale		**(7.2)**		–
Fair value adjustments on loans from non-controlling shareholders and security deposit on leased premises		**(4.2)**		0.2
Reversal of provision for deferred tax due to reduction in income tax rate in the Philippines, Singapore and Fiji		**11.4**		–
Income tax for shareholding restructuring in Mainland China		**(5.0)**		–
Provision of impairment losses for projects and hotel property		**(64.5)**		–
Penalty on relinquishment of right to acquire land use rights of project sites		**(0.5)**		(0.6)
Write-off of the net book value of a building upon demolition for the development of an extension project of an associate		**–**		(8.9)
Expenses on share options granted		**–**		(0.5)
Profit attributable to equity holders of the Company		**255.5**		165.9

Notes:

1. Profit/(loss) after tax includes net of tax results from both associates and subsidiaries after share of non-controlling interests.

2. Sales exclude sales of associates.

Segment assets
As at 31 December 2009 and 2008 (US$ million)

	As at 31 December	
	2009	2008
Hotel operation		
Hong Kong	**211.0**	215.3
Mainland China	**2,160.1**	1,981.8
Singapore	**480.4**	467.1
Malaysia	**355.4**	324.7
The Philippines	**572.9**	413.8
Japan	**41.9**	–
Thailand	**233.4**	213.8
Other countries	**288.8**	103.1
	4,343.9	3,719.6
Property rentals		
Mainland China	**235.7**	137.5
Singapore	**353.9**	328.5
Malaysia	**81.4**	77.5
Other countries	**44.8**	–
	715.8	543.5
Hotel management	**43.5**	51.8
Elimination	**(14.4)**	(13.8)
Total segment assets	**5,088.8**	4,301.1
Assets allocated to projects	**700.6**	1,191.1
Unallocated assets	**340.5**	64.6
Intangible assets	**94.4**	95.5
Total assets of the Company and its subsidiaries	**6,224.3**	5,652.3
Interest in associates	**1,590.4**	1,270.4
Total assets	**7,814.7**	6,922.7

4 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

	2009 *US$'000*	2008 *US$'000*
Trade receivables	**57,185**	54,771
Less: provision for impairment of receivables	**(770)**	(547)
Trade receivables – net	**56,415**	54,224
Prepayments and deposits	**29,255**	74,542
Other receivables	**43,154**	62,342
Current portion	**128,824**	191,108

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision for impairment is as follows:

	2009 *US$'000*	2008 *US$'000*
0 – 3 months	**53,111**	51,803
4 – 6 months	**2,020**	1,696
Over 6 months	**1,284**	725
	56,415	54,224

5 SHARE CAPITAL

		Amount		
	No. of shares *('000)*	**Ordinary shares** *US$'000*	**Share premium** *US$'000*	**Total** *US$'000*
Authorized – Ordinary shares of HK$1 each				
At 31 December 2008 and 31 December 2009	**5,000,000**	**646,496**	**–**	**646,496**
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January 2009	2,885,363	372,561	1,568,436	1,940,997
Exercise of share options				
– allotment of shares	1,616	209	1,888	2,097
– transfer from option reserve	–	–	354	354
At 31 December 2009	**2,886,979**	**372,770**	**1,570,678**	**1,943,448**

The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration US$'000
In year 2009							
April	-	53,528	-	120,000	-	-	167
June	-	-	-	-	300,000	-	449
September	-	290,733	-	-	-	2,000	335
October	-	-	-	-	226,000	62,000	455
November	-	-	-	-	289,000	-	433
December	-	72,683	-	200,000	-	-	258
For the year ended 31 December 2009	**-**	**416,944**	**-**	**320,000**	**815,000**	**64,000**	**2,097**

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.12 (2008: HK$21.60).

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2009		For the year ended 31 December 2008	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**12.20**	**16,005,410**	11.92	20,152,723
Exercised	**10.05**	**(1,615,944)**	10.70	(3,874,813)
Lapsed	**11.50**	**(620,000)**	12.84	(272,500)
At 31 December	**12.48**	**13,769,466**	12.20	16,005,410

Outstanding option shares at the end of the year are as follows:

Last exercisable date	Exercise price in HK$ per option share	Number of option shares as at 31 December 2009	31 December 2008
Executive Option Scheme			
14 January 2010	8.82	**497,545**	914,489
14 January 2011	8.18	**67,921**	67,921
		565,466	982,410
New Option Scheme			
31 December 2009	11.60	**55,000**	–
31 December 2009	14.60	**277,500**	–
1 September 2010	11.60	**100,000**	–
1 September 2010	14.60	**40,000**	–
31 December 2010	14.60	**100,000**	–
28 May 2012	6.81	**540,000**	980,000
27 April 2015	11.60	**7,062,000**	8,362,000
15 June 2016	14.60	**5,029,500**	5,681,000
		13,204,000	15,023,000

There was no option granted during the year ended 31 December 2009.

Options on 276,195 shares with exercise price of HK$8.82 per share have been exercised subsequent to 31 December 2009 and up to the date of this announcement. Options on 221,350 shares, 55,000 shares and 277,500 shares with exercise price of HK$8.82, HK$11.60 and HK$14.60 per share, respectively have lapsed subsequent to 31 December 2009 and up to the date of this announcement.

6 ACCOUNTS PAYABLE AND ACCRUALS

	2009 *US$'000*	2008 *US$'000*
Trade payables	**65,315**	54,219
Construction cost payable and accrued expenses	**376,472**	350,161
	441,787	404,380

At 31 December 2009, the ageing analysis of the trade payables is as follows:

	2009 *US$'000*	2008 *US$'000*
0 – 3 months	**60,077**	49,480
4 – 6 months	**2,450**	2,092
Over 6 months	**2,788**	2,647
	65,315	54,219

7 EXPENSES BY NATURE

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analyzed as follows:

	2009	2008
	US$'000	*US$'000*
Depreciation of property, plant and equipment (net of amount capitalized of US$298,000 (2008: US$471,000))	**200,256**	166,827
Amortization of leasehold land and land use rights	**12,370**	11,215
Amortization of trademark and website development	**1,224**	1,225
Employee benefit expenses excluding directors' emoluments	**369,424**	358,033
Cost of inventories sold or consumed in operation	**177,503**	171,597
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**1,958**	2,453
Discarding of property, plant and equipment due to renovation of hotels	**2,014**	9,950
Operating lease expenses	**23,221**	19,005
Pre-opening expenses	**27,178**	35,605
Expenses on share options granted	**-**	454
Auditors' remuneration	**1,184**	1,068

8 OTHER LOSSES – NET

	2009	2008
	US$'000	*US$'000*
Fair value gains/(losses) on investment properties	**29,130**	(952)
Impairment loss on properties for sale	**(7,258)**	–
Reversal of impairment on available-for-sale financial assets	**-**	14
Net unrealized gains/(losses) on financial assets held for trading	**11,060**	(33,403)
Fair value losses on derivative financial instruments – interest-rate swap contracts	**(11,460)**	(61,095)
Fair value adjustment on security deposit on leased premises	**(2,424)**	–
Fair value gains on loans from non-controlling shareholders	**-**	1,309
Provision for impairment loss on property under development and hotel property	**(39,257)**	–
Provision for income tax arising from shareholding restructure of an associate	**(5,000)**	–
Penalty on relinquishment of rights to acquire land use rights of project sites	**(461)**	(614)
Non-operating items	**(25,670)**	(94,741)
Interest income	**4,207**	7,705
Dividend income	**424**	922
Others	**261**	3,199
	(20,778)	(82,915)

9 FINANCE (COSTS)/GAIN

	2009 *US$'000*	2008 *US$'000*
Interest expense:		
– bank loans and overdrafts	**(36,210)**	(52,142)
– other loans interest	**(2,253)**	(1,831)
	(38,463)	(53,973)
Less: amount capitalized	**9,270**	16,198
	(29,193)	(37,775)
Net foreign exchange transaction gains	**4,763**	50,626
	(24,430)	12,851

The effective capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 1.6% per annum (2008: 3.4%).

10 SHARE OF PROFIT OF ASSOCIATES

	2009 *US$'000*	2008 *US$'000*
Share of profit before tax of associates, before share of net increase in fair value of investment properties and provision for impairment loss	**63,370**	104,107
Share of net increase in fair value of investment properties	**327,144**	13,047
Provision for impairment loss for development project in New York	**(24,800)**	-
Share of loss in net book value of a building upon demolition for the development of an extension project of China World Trade Center Ltd.	**-**	(8,873)
Share of profit before tax of associates	**365,714**	108,281
Share of associates' taxation before provision for deferred tax liabilities on fair value gains of investment properties	**(16,110)**	(28,384)
Share of provision for deferred tax liabilities on fair value gains of investment properties	**(79,009)**	(3,030)
Share of associates' taxation	**(95,119)**	(31,414)
Share of profit of associates	**270,595**	76,867

11 INCOME TAX EXPENSE

	2009 *US$'000*	2008 *US$'000*
Current income tax		
– Hong Kong profits tax	**9,075**	13,955
– Overseas taxation	**35,227**	56,534
Deferred income tax	**(7,535)**	(1,073)
	36,767	69,416

Share of associates' taxation for the year ended 31 December 2009 of US$95,119,000 (2008: US$31,414,000) is included in the income statement as share of profits of associates.

(a) Hong Kong profits tax is provided at a rate of 16.5% (2008: 16.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

12 EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year after adjustment of 10,867,055 issued ordinary shares of the Company held by a subsidiary.

	2009	2008
Profit attributable to equity holders of the Company *(US$'000)*	**255,499**	165,940
Weighted average number of ordinary shares in issue *(thousands)*	**2,874,960**	2,878,485
Basic earnings per share *(US cents per share)*	**8.89**	5.76

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the year ended 31 December 2009, all the share options issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 and HK$11.60 issued under the New Option Scheme have the greatest dilution effect. For the year ended 31 December 2008, all share options issued under both the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	2009	2008
Profit attributable to equity holders of the Company *(US$'000)*	**255,499**	165,940
Weighted average number of ordinary shares in issue *(thousands)*	**2,874,960**	2,878,485
Adjustments for – share options *(thousands)*	**842**	5,026
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,875,802**	2,883,511
Diluted earnings per share *(US cents per share)*	**8.88**	5.75

13 DIVIDENDS

	2009 US$'000	2008 US$'000
Interim dividend paid of HK6 cents (2008: HK14 cents) per ordinary share	**22,260**	52,123
Proposed final dividend of HK6 cents (2008: HK10 cents) per ordinary share	**22,269**	37,090
	44,529	89,213

At a meeting held on 17 March 2010, the Board proposed a final dividend of HK6 cents per ordinary share for the year ended 31 December 2009, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2010.

The proposed final dividend for 2009 on the 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$84,000 is eliminated on consolidation and is excluded from the proposed final dividend attributable to the Company's equity holders recognized in the consolidated financial statements.

14 FINANCIAL GUARANTEES, CONTINGENCIES AND OTHER CHARGES

(a) Financial guarantees

As at 31 December 2009, financial guarantees of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$47,795,000 (2008: US$42,416,000).

Guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(ii) The Company, together with three other guarantors (collectively, the "Guarantors"), has executed a recourse carve-out guarantee in favour of certain lenders to secure those certain banking facilities granted to Park Avenue Hotel Acquisition, LLC (the "Borrower") (a 75% subsidiary of a 25.9% owned associate of the Group, which is the owner of the project located at 610 Lexington Avenue, New York, New York, United States (the "Project")) by the lenders. The lenders have brought a foreclosure claim against the Borrower due to the failure of the Borrower to pay the outstanding loan balance due on the maturity date, which was 8 April 2009. Additionally, based upon an allegation that a full recourse event has occurred, the lenders have amended their foreclosure claim against the Borrower to include a claim for a deficiency judgment against all of the Guarantors of the loan encumbering the Project, including the Company, should the foreclosure sale of the Project not realize sufficient proceeds to repay the entirety of the outstanding loan balance due and owing. The lenders are claiming the amount of approximately US$133,602,000 plus all accrued interest and other charges due and owing under the loan documents and are only making a claim against the Guarantors for any deficiency remaining after the sale of the Project in the foreclosure action. The claim for a deficiency judgment as against the Company and the Guarantors named in the foreclosure action, was dismissed pursuant to a decision and order of the Supreme Court of the State of New York on 24 February 2010. The order of dismissal is not yet final as the lenders have the right to file an appeal to the New York Supreme Court, Appellate Division within 30 days after 24 February 2010. The view of the Company's legal counsel is that the order of dismissal is correctly decided and is a very persuasive decision likely to be upheld on appeal, if any. Accordingly, the Company is of the opinion that an unfavourable outcome for the Company with respect to the claims against the Company as a guarantor in the foreclosure action is remote. In addition to pursuing the defense against the action by the lenders against the Company, the Board intends, to the extent a judgment is ultimately entered against the Guarantors, to enforce

the Company's rights under the Contribution Agreement among the Guarantors. Such Contribution Agreement provides that the other Guarantors are liable for 80.575% of any liability imposed under the recourse carve-out guarantee and that the Company is only liable for 19.425% of any such liability imposed upon the Guarantors in the aggregate which amounts to US$25,952,000.

(b) Contingent liabilities

As at 31 December 2009, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$2,425,000 (equivalent to US$2,277,000) (2008: A$2,425,000 (equivalent to US$1,678,000)).

(ii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$38,852,000 (2008: US$39,845,000). These facilities are undrawn as at 31 December 2009.

(c) Other charges

As at 31 December 2009, bank borrowings of certain subsidiaries amounting to US$107,726,000 (2008: a subsidiary of US$51,702,000) was secured by:

(i) The rights and benefits of the insurance policies on a subsidiary's hotel building, vehicles, machinery; and furniture, fixture and equipment with net book amount of US$54,455,000 (2008: US$57,751,000).

(ii) Freehold land and constructions of a subsidiary with net book value of US$55,806,000 (2008: Nil).

(iii) Land lease right and all immovable assets owned by a subsidiary together with a pledge of all the equity shares of the subsidiary with net book value of US$169,683,000 (2008: Nil).

15 COMMITMENTS

The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2009	2008
	US$'000	*US$'000*
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**120,537**	80,813
Authorized but not contracted for	**181,929**	73,552
Development projects		
Contracted but not provided for	**121,000**	431,397
Authorized but not contracted for	**907,670**	1,573,282
	1,331,136	2,159,044

16 EVENTS AFTER THE BALANCE SHEET DATE

(a) The Company issued a total of 276,195 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2009 and up to the date of this announcement.

(b) In February 2010, a wholly owned subsidiary of the Company executed a 3-year unsecured bilateral bank loan agreement of Euro25,000,000 (equivalent to US$36,054,000). In March 2010, the Group executed a 5-year unsecured bilateral bank loan agreement of US$120,000,000.

(c) In February 2010, the Group completed the connected transactions in relation to the acquisition of 10% equity interest in each of Changchun Shangri-La Hotel Co., Ltd. ("SLCC") (a 90% indirectly owned subsidiary of the Company which owns the Shangri-La Hotel, Changchun in Mainland China before completion of these transactions) and Jilin Province Kerry Real Estate Development Ltd ("JPKRED") (a 90% indirectly owned subsidiary of the Company which owns the land site where the Shangri-La Hotel, Changchun is built before completion of these transactions) from the non-controlling shareholder of these two subsidiaries. Pursuant to these two agreements, the non-controlling shareholder transferred its 10% equity interest in SLCC and 10% equity interest in JPKRED together with the shareholder loan of RMB2,500,000 (approximately US$366,000) to the Group at a consideration of RMB38,000,000 (approximately US$5,565,000) and RMB9,639,000 (approximately US$1,412,000), respectively. Following completion of the transactions, the Group owns 100% equity interest in both SLCC and JPKRED.

(d) On 2 February 2010, the Group entered into a shareholders' agreement in connection with the establishment of a wholly foreign-owned enterprise ("JVCO") in Mainland China for potential real estate development projects involving hotel, commercial and/or residential elements in Mainland China. The JVCO may also participate at land bids for sites in Mainland China appropriate for such real estate development. Pursuant to the shareholders' agreement, the Group will have 45% equity interest in the JVCO and its share of the maximum total investment amount of the JVCO shall be RMB153,000,000 (approximately US$22,408,000). The establishment of the JVCO was completed in February 2010.

OPERATIONS REVIEW

The Group's main business comprises the ownership, operation and management of hotels. It also has ownership interests in investment properties i.e. office properties, serviced apartments and commercial properties. The Group also manages hotels for third party owners. Hotel operations continued to be the Group's main source of revenue and operating profits. The luxury hotel market in Asia, in particular Mainland China, continues to be the Group's main focus.

The Group continues its planned roll-out of new hotels. A total of seven hotels opened for business during the year; four hotels being subsidiaries of the Group, one hotel under operating lease and two hotels managed for third party owners.

As at 31 December 2009, the Group has equity interest in 49 operating hotels (2008: 45) comprising 24,432 available guest rooms (2008: 23,309) including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN") which were not managed by the Group. The 202-room Shangri-La Hotel, Tokyo ("Shangri-La Tokyo") is operating under a medium term operating lease.

Results of the Group's hotels during the year were materially affected by the stresses experienced by the global financial markets which triggered a global economic crisis. With the USA and European economies in recession and rising global unemployment, both luxury leisure travel and business travel have declined substantially. The outbreak of the H1N1 (Swine Flu) in the second quarter further discouraged travel.

Contribution from the Group's investment properties reflected a mixed trend, with office and commercial properties generally stable or increasing yields and the serviced apartments generally experiencing decline in yields.

(a) Revenues

Hotel Operation

On an unconsolidated basis, room revenues accounted for over 50% while food and beverage revenues accounted for over 43% of the total revenues from hotel operation. Room revenues and food and beverage revenues decreased by 21% and 5% to US$740.1 million and US$645.2 million, respectively.

Key performance indicators of the Group on an unconsolidated basis are:

Country	2009 Weighted Average			2008 Weighted Average		
	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)
The People's Republic of China						
Hong Kong	64	248	157	72	292	206
Mainland China	52	128	66	57	161	91
Singapore	66	179	120	76	227	174
Malaysia	58	124	79	65	125	88
The Philippines	67	150	96	75	163	119
Japan	38	480	175	N/A	N/A	N/A
Thailand	32	145	70	49	168	79
Other countries	59	115	65	64	120	72
Subsidiaries and Associates	55	145	81	62	171	106

Note: The weighted average room yields ("RevPAR") of hotels under renovation has been computed by excluding the number of rooms under renovation.

Hotel Management

Except for the Hotel JEN and the Portman, all the other 47 hotels in which the Group has equity interest together with Shangri-La Tokyo are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM"). The 119-room Shangri-La Hotel, Vancouver in Canada opened for business on 24 January 2009 and the 301-room Traders Hotel, Qaryat Al Beri, Abu Dhabi in United Arab Emirates opened for business on 1 August 2009. As at 31 December 2009, SLIM had hotel management agreements in respect of 17 operating hotels (5,881 available rooms) owned by third parties. Overall weighted average RevPAR of these 17 hotels decreased by 4%.

Due to the poor performance of the hotels, SLIM recorded a 28% fall in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

In June 2009, SLIM signed a new hotel management agreement for a 400-room hotel in Moscow. In November 2009, it signed a new hotel management agreement for a 292-room Traders Hotel, Puteri Harbour, Iskandar, Malaysia. These two hotels will open for business in 2013 and 2012, respectively. SLIM also signed another new hotel management agreement for a 469-room Shangri-La Hotel, Chongqing in Mainland China in February 2010. This hotel is scheduled to open for business in late 2011.

Property Rentals

The Group's serviced apartments registered a decrease in yields ranging from 4% in the Shanghai Centre to 66% in Bangkok. The commercial spaces owned by the Group's investment properties in Beijing recorded increase in yields ranging from 6% to 8%.

In terms of office spaces, save for the yields in Singapore (which decreased by 4%) and Bangkok (which decreased by 7%), all the other properties recorded increase in yields. Notably, the office tower at the Shangri-La Centre, Chengdu in Mainland China recorded an increase in yields of 75%.

The office tower in Ulaanbaatar, the Republic of Mongolia in which the Group has 51% equity interest and the office tower in Qingdao, Mainland China (a wholly owned property) commenced business in June 2009 and July 2009, respectively.

(b) Segment Results

Details of the segment information are provided in note 3 to the consolidated financial statements included in this announcement. Net profit attributable to equity holders of the Company from hotel operation decreased materially by US$202 million due to the poor performance of the hotel portfolio. Losses were reported in respect of the Philippines, Japan and Maldives due to the net loss of the Shangri-La's Boracay Resort & Spa, the Philippines, Shangri-La Tokyo and Shangri-La's Villingili Resort & Spa, Maldives in their first year of operation. Net contribution from investment properties decreased by US$7.1 million. Overall segment results (profit after tax) for the year showed an improvement over those reported in the interim results for 2009 as the business environment in the last quarter of the year improved.

(c) Consolidated Profits

At the subsidiary level, the gross profit margin of the hotels was down by 4 percentage points mainly due to decrease in room revenues, while the gross profit margin for the properties was down by 3 percentage points. Net charge of other non-operating items before tax and share of non-controlled interests included under "Other losses" for the year was US$25.7 million. Important constituents included a provision for impairment loss on projects and in respect of the Shangri-La Tokyo of US$39.2 million, US$11.5 million fair value losses on interest-rate swap contracts, provision for impairment loss in respect of properties for sale of US$7.3 million, provision for income tax arising from shareholding restructure of an associate of US$5 million; and after partial offset by the fair value gains on investment properties of US$29.1 million and unrealized gains on financial assets held for trading of US$11.1 million. The properties for sale were originally acquired for the exchange of building usage rights for the Shangri-La Hotel, Paris. In comparison, there was a charge for non-operating items of US$94.7 million in 2008. Importantly, the operating profits for 2008 were also favourably affected by exchange gains of US$50.6 million due to the appreciation of the Renminbi

and other Asian currencies against the United States dollar in the first three quarters. The exchange gain for the current year was only US$4.8 million. As borrowing rates continued to stay at the lowest level in recent years, interest expenses after capitalization decreased by US$8.6 million during 2009.

In terms of associates, share of profit after tax for the year included a net credit of US$248.1 million for fair value gains of investment properties and after offset by a provision for impairment loss for the development project in New York of US$24.8 million. In 2008, net charge for share of non-operating items was US$1.1 million.

CORPORATE DEBT AND FINANCIAL CONDITIONS

At the corporate level, the Group executed three bilateral unsecured bank loan agreements during the year totalling HK$1,650 million (approximately US$212.9 million) with a maturity of 3 years and a 5-year HK$600 million (approximately US$77.4 million) bilateral unsecured bank loan agreement. These loan agreements were executed for project financing as well as refinancing of loans matured during the year and those maturing in 2010.

At the subsidiary level, the subsidiaries in Mainland China executed the following unsecured bank loan agreements:

- Eleven loan agreements totalling RMB1,804.1 million (approximately US$264.2 million) with a maturity of 5 years.
- A 5-year US$40 million loan agreement.
- A 6-year RMB160 million (approximately US$23.4 million) loan agreement.
- Extended a loan agreement of RMB50 million (approximately US$7.3 million) for a year.

The subsidiaries in Malaysia executed one 3-year and one 4-year unsecured bank loan agreements totalling Malaysian Ringgit 72 million (approximately US$21.1 million). A subsidiary in Thailand executed a 5-year bank loan agreement of Thai Baht 800 million (approximately US$24 million) secured by the hotel site and constructions in Chiangmai. The wholly owned subsidiary in Japan executed a 3-year unsecured bank loan agreement of Japanese Yen 2,000 million (approximately US$21.7 million). A subsidiary in Maldives executed a 7-year US$50 million secured project loan agreement with the International Finance Corporation, Washington.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the financial year.

The net borrowings (total of bank loans and overdrafts less cash and cash equivalents) to total equity ratio increased from 34.5% as at 31 December 2008 to 40.6% as at 31 December 2009.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2009 is as follows:

(US$ million)	Maturities of Borrowings Contracted as at 31 December 2009 Repayment				
	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans					
– unsecured	170.0	1,012.9	77.4	–	1,260.3
Project bank loans and overdrafts					
– secured	51.7	9.6	33.9	12.5	107.7
– unsecured	47.4	248.5	797.5	48.3	1,141.7
Total	269.1	1,271.0	908.8	60.8	2,509.7
Undrawn but committed facilities					
Bank loans and overdrafts	146.5	–	320.0	–	466.5

Subsequent to the year end and up to the date of this announcement, a 5-year bilateral unsecured bank loan agreement of US$120 million was executed at the corporate level. The subsidiary in France executed a 3-year unsecured bank loan agreement of Euro 25 million (approximately US$34 million).

The currency-mix of the borrowings and cash and bank balances as at 31 December 2009 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	1,069.6	285.0
In United States dollars	678.0	77.5
In Renminbi	435.1	229.9
In Singapore dollars	–	15.1
In Philippine Pesos	61.3	13.2
In Malaysian Ringgit	50.5	5.7
In Thai Baht	6.0	18.1
In Fiji dollars	–	5.2
In Euros	144.2	2.8
In Japanese Yen	65.0	9.2
In Maldive Rufiyaa	–	0.4
In Mongolia Tugrik	–	3.0
In other currencies	–	0.2
	2,509.7	665.3

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of financial guarantees, contingencies and other charges are disclosed in note 14 of the consolidated financial statements included in this announcement.

TREASURY POLICIES

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group:

(a) Minimize Interest Risk

Intragroup financing between subsidiaries in Mainland China by way of entrusted loan agreements through local banks amounted to RMB15 million (approximately US$2.2 million) as at 31 December 2009. The Group is currently arranging new entrusted loans to finance development of its new projects in Mainland China.

The Group has also endeavoured to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts. No new contracts were executed during the year. As at 31 December 2009, the Group had outstanding contracts for a total value of HK$4,760 million (approximately US$614.2 million) at fixed interest rates ranging between 4.28% and 4.63% per annum and US$100 million at a fixed interest rate of 4.70% per annum. The interest cover continues through January 2014. Taking into account these interest-rate swap contracts and the Renminbi borrowings, the Group has fixed its interest liability on 46% of its borrowings outstanding as at 31 December 2009. Contracts with a total principal value of HK$1,300 million (approximately US$167.7 million) will mature by end of March 2010.

(b) Minimize Currency Risk

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, the Philippines, Singapore, Malaysia, Thailand and Japan derive their revenues (and most of the expenses associated therewith) in local currencies. The Group's hotels are quoting room tariffs in the local currency in view of the general appreciation of the Asian currencies against United States dollars. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in United States dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover. During the year, a subsidiary in Thailand executed a short term forward exchange contract of US$15 million between Thai Baht and United States dollars maturing August 2010 to hedge against a short term intragroup loan with the same principal amount.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The investment portfolio remained unchanged during the year. Following a rebound in the stock market, the Group recorded net unrealized fair value gains of US$11 million (both before and after share of non-controlling interests) and dividend income of US$0.4 million (both before and after share of non-controlling interests).

INVESTMENT PROPERTIES VALUATIONS

Investment properties of subsidiaries and associates continue to be stated at fair value. Following the amendments of the Hong Kong Accounting Standard for investment properties, certain associates have also engaged independent firms of professional valuers to assess the fair value of properties under development being constructed for future use as investment properties. All changes in the fair value of investment properties (including those under construction) from one balance sheet date to the next are reported in the income statement. The Group's share of the excess of the fair value over their book value (after provision for deferred tax expenses) of US$271.3 million was credited to the consolidated income statement during the year.

Investment properties are stated at professional valuations carried out by independent firms of professional valuers as at 31 December 2009.

DEVELOPMENT PROGRAMMES

Shangri-La Hotel, Guilin in Mainland China opened for business on 9 March 2010. Construction work on the following projects is on-going:

	Group's interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotel in Mainland China				
Shangri-La Hotel, Manzhouli	100%	201	16	Mid 2011
Hotels in other countries				
Shangri-La Hotel, Paris, France	100%	101	–	Late 2010
Shangri-La Hotel, Vienna, Austria	Operating lease	207	–	Late 2010
Shangri-La Hotel, Ulaanbaatar, the Republic of Mongolia	75%	252	6	2012
Other projects and composite developments				
China World Trade Center Phase III – Grand Tower (with China World Summit Wing), Beijing	40.19%	278	130	Mid 2010
Kerry Parkside Shanghai Pudong (with Kerry Hotel Pudong, Shanghai)	23.20%	574	182	Late 2010
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	523	12	2012
Jing An Kerry Centre (with Jing An Shangri-La), Shanghai	49%	518	45	2012

The Group's wholly owned subsidiaries have acquired land use rights in several provincial cities in Mainland China including Sanya, Qinhuangdao and Qufu (acquired during the year), and Malé in the Maldives for hotel development. The Group is reviewing the development scale and roll-out schedule of these projects.

The Group also has equity interest in the following projects and land use rights have been acquired in the respective cities for new development projects:

- 20% interest in a composite development in Nanchang City, Mainland China.
- 35% interest in a composite development in Tangshan City, Mainland China (Details of the changes of the joint venture during the year are set out in the following section headed "Acquisitions and Disposals").
- 55% interest in a composite development in Nanjing City, Mainland China (Details of the changes of the joint venture during the year are set out in the following section headed "Acquisitions and Disposals").
- 40% interest in a composite development in the Bonifacio Global City located at Taguig, Metro Manila, the Philippines.

The Group is reviewing the development plan of these projects with the respective joint venture partners.

The Group has also carried out design and concept planning for a 214-room Shangri-La Hotel at London Bridge Tower, London in the United Kingdom. The hotel under operating lease is scheduled to be opened for business in 2012.

In view of the prevailing economic environment in the United States of America and after considering the exposure to financial risk of the investment, the Group together with the major shareholder of the joint venture decided to pull out from the joint venture of which the Group has a 25.9% interest in a company which owns a 75% interest in the project companies which own a piece of land in the Midtown Manhattan, New York. A provision of US$24.8 million was charged to the income statement representing the balance of the contributed capital and its share of outstanding capital commitments on contracts already executed.

The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of the associates for all the projects and other renovations involving fund commitments, including the new joint venture project under item (f) disclosed under the section headed "Acquisitions and Disposals" below, is currently estimated at US$1,443 million which included US$182 million guarantees to be executed by the Group in favour of bank loans granted to associates.

ACQUISITIONS AND DISPOSALS

(a) Tangshan City, Mainland China

The Group and the other joint venture parties (respective subsidiaries of Kerry Properties Limited ("KPL") and Allgreen Properties Limited ("APL") (both being connected persons to the Company), and Kuok Brothers Sdn. Bhd. ("Kuok Brothers")) formed a consortium and jointly won the bids at the open bidding to acquire the land use rights of three sites in Tangshan City in Mainland China in 2008. On 15 January 2009, the joint venture parties entered into a cancellation agreement to relinquish the land use rights and shared a total penalty of RMB21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids at another open bidding to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement

relating to the establishment of joint venture for the acquisition, holding and development of the land sites and terminated the original master joint venture agreement. The maximum total investment under the new joint venture shall be RMB2,136 million (approximately US$312.5 million) and the Group's 20% share is approximately US$62.5 million. The designated use of the sites includes a hotel.

On 11 May 2009, the joint venture parties entered into a novation deed pursuant to which Kuok Brothers shall transfer and novate to the Group all of its 15% rights, title and interests under and in the new master joint venture agreement and the joint bid agreement, including the part of the land deposit of RMB35,850,000 (approximately US$5.2 million) already contributed by Kuok Brothers and its share of the penalty paid for the cancellation of the previous land bid for a cash consideration of HK$45 million (approximately US$5.8 million). The transactions were completed in July 2009. The Group's interest in the joint venture increased to 35% and its share of the total maximum investment amount increased to RMB747.6 million (approximately US$109.5 million).

(b) Nanjing City, Mainland China

On 8 May 2009, the independent shareholders of the Company approved the connected transaction under which the Group and the other joint venture parties KPL and APL entered into a novation deed pursuant to which APL shall transfer and assign to the Group all of its 15% rights, title and interests under and in the master joint venture agreement relating to the joint venture for the acquisition, holding and development of land in Nanjing City in Mainland China, including APL's share of the deposit paid for the land use rights. The transaction was completed in the same month following the approval from the local bureau of land and resources. The Group's interest in the joint venture increased to 55% and its share of the total maximum investment amount increased to RMB825 million (approximately US$120.8 million).

(c) Mactan, the Philippines

In June 2009, the Group completed the connected transactions to acquire from Kerry Holdings Limited ("KHL") (the controlling shareholder of the Company) and Shang Properties, Inc. ("SPI") (an associate of KHL) 93.95% economic interests and related loans in certain Philippines property holding companies which own the land sites where the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan") is built and to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort Inc. ("MSH") (previously an indirect wholly owned subsidiary of the Company which owns the Shangri-La Mactan). The Group paid a net cash consideration of approximately US$20.8 million and the fair value of the companies acquired was approximately US$26.8 million. Following the completion of the acquisition and the restructuring, the Group has 93.95% equity interest in MSH and an economic interest of 93.95% in each of the Philippines property holding companies. The Group has significant influence in the acquired Philippines property holding companies and they are treated as associates of the Group.

(d) Qufu City, Mainland China

On 29 July 2009, the Group entered into a sale and purchase agreement with KPL pursuant to which the Group will acquire the entire equity interest in a wholly owned subsidiary of KPL which owns a piece of land at the Qufu City in Mainland China at a cash consideration of approximately HK$51.1 million (approximately US$6.6 million). This acquisition transaction was completed in September 2009.

(e) Shangri-La Hotel, Changchun, Mainland China

Details of the connected transactions are provided in note 16(c) of the audited consolidated financial statements included in this announcement.

(f) New Joint Venture Project, Mainland China.

Details of the connected transaction are provided in note 16(d) of the audited consolidated financial statements included in this announcement.

MANAGEMENT CONTRACTS

As at the date of this announcement, the Group has 17 management agreements in respect of operating hotels owned by third parties and the Group has management agreements on hand for development of 12 new hotels. The development projects are located in Doha (Qatar) (2 hotels), Toronto, Seychelles, Bangalore (2 hotels), Mumbai, Macau (2 hotels), Moscow, Chongqing (Mainland China) and Iskandar (Malaysia).

The Group adjusts its development plans from time to time. The Group continues to review proposals it receives for management opportunities and intends to secure management agreements for third party owned hotels that do not require capital commitments in locations/cities which it considers to be of long-term strategic interest.

PROSPECTS

There continues to be a concern on the continuing turmoil in the world financial markets with the recent financial crisis in Dubai and Greece. The global economic situation continues to pose challenges to the hotel industry across the world.

While the outlook for the Group's hotels is more positive for 2010 than the performance recorded in 2009, some of the key cities in which the Group operates e.g. Beijing, Shanghai and Singapore have seen a major increase in the supply of hotel rooms. Accordingly, the Group expects 2010 to be another challenging year.

PURCHASE, SALE OF REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2009.

CORPORATE GOVERNANCE REPORT

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the year under report, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that following the redesignation of Mr Kuok Khoon Loong, Edward as a Non-Executive Director on 1 June 2009, Mr Kuok Khoon Ean serves as both the Chairman and the Chief Executive Officer of the Company. The Company believes that the merging of the two roles is not significant given that Mr Madhu Rama Chandra Rao, an Executive Director of the Company, continues his role as the Chief Executive Officer of Shangri-La International Hotel Management Limited, the hotel management subsidiary of the Company which is entrusted with the primary responsibility of operating the assets of the Group.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code for Securities Transactions by Directors of the Listed Issuers as set out in Appendix 10 of the HK Listing Rules as Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the year ended 31 December 2009.

REGISTERS OF MEMBERS

The registers of members will be closed from Monday, 24 May 2010 to Wednesday, 26 May 2010, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Thursday, 20 May 2010.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 17 March 2010

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as Executive Directors; Mr Ho Kian Guan, Mr Kuok Khoon Loong, Edward, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP, and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*